SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                             ________________________

                                    FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               JP FOODSERVICE, INC.
              (Exact name of registrant as specified in its charter)

                    Delaware                           52-1634568
           (State of incorporation                 (I.R.S. Employer
              or organization)                    Identification No.)

            9830 Patuxent Woods Drive
               Columbia, Maryland                        21046
          (Address of principal executive offices)    (Zip Code)



           Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class              Name of each exchange on which
             to be so registered              each class is to be registered

               Preferred Share                  New York Stock Exchange
               Purchase Rights



                        Securities to be registered pursuant to
                               Section 12(g) of the Act:


                                          None
                                    (Title of Class)







         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

              On February 19, 1996, the Board of Directors of JP Foodservice, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was paid on March 1, 1996 to stockholders of record at the close of business on March 1, 1996 (the "Record Date"). Each Right entitles the registered holder of Common Shares to purchase from the Company, upon the occurrence of certain events, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $95 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 19, 1996, and amended as of May 17, 1996, September 26, 1996 and June 30, 1997 (as the same may be further amended from time to time, the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

              Until the Distribution Date (as defined below), the Company will not issue separate certificates evidencing the Rights. Until such date, the Rights will be evidenced, with respect to any Common Share certificate outstanding as of the Record Date, by such Common Share certificate with a copy of a summary of the terms of the Rights (the "Summary of Rights") attached thereto. The Rights will detach from the Common Shares and a Distribution Date will occur upon the earlier of (i) subject to the exceptions described below, the 10th day following a public announcement that a person or group of affiliated or associated persons (a "group") has acquired beneficial ownership of 10% or more of the outstanding Common Shares (any such person or group, subject to the exceptions described below, an "Acquiring Person"), or (ii) the 10th business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the com-mencement by any person or group of, or the first public announcement by any person or group of an intention to make, a tender offer or exchange offer that would result in (A) beneficial ownership by a group or person of 10% or more of the outstanding Common Shares or
         (B) any person otherwise being deemed an Acquiring Person. Notwithstanding anything in the foregoing to the contrary, the term "Acquiring Person" shall not include (x) the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of such plan or (y) Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff"), or any ML Entity (as defined below), but only to the extent that Rykoff or such ML Entity would, absent this provision, be deemed to be an Acquiring Person solely as the result of (i) the execution and delivery of that certain Agreement and Plan of Merger (the "Rykoff Merger Agreement"), dated as of June 30, 1997, by and among the Company, Rykoff and Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Acquisition"), which provides for the merger of Rykoff with and into Acquisition (the "Rykoff Merger"); (ii) the execution and delivery of the Stock Option Agreement (the "Rykoff Stock Option Agreement"), dated as of June 30, 1997, by and between the Company, as issuer, and Rykoff, as grantee; (iii) the execution and delivery of the Support Agreement (the "Support Agreement"), dated as of June 30, 1997, by and between the Company, on the one hand, and the Rykoff stockholders whose names are set forth on the signature pages thereto (each individually an "ML Entity" and collectively the "ML Enti-ties"), and acknowledged by Rykoff; or (iv) the consummation of the transactions contemplated by the Rykoff Merger Agreement and the agreements contemplated thereby, including, without limitation, the Rykoff Merger. The Rykoff


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         Merger Agreement, the Rykoff Stock Option Agreement and the Support
         Agreement are each filed as exhibits to the Company's Current Report on Form 8-K dated June 30, 1997. Further, references in this paragraph to beneficial ownership of 10% of the outstanding Common Shares shall be deemed to be references to 15% of the outstanding Common Shares with respect to any person who is eligible to report its beneficial ownership of (or who will or would be eligible upon acquisition of) equity securities of the Company (including Common Shares) on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, without limiting the foregoing, with respect to whom clause (i) of paragraph (b)(1) of Rule 13d-1 under the Exchange Act is true and correct.

              The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference, and (ii) the surrender for transfer of any certificates for Common Shares out-standing as of the Record Date, even without such notation or a copy of the Summary of Rights, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights. Only Common Shares issued prior to the Distribution Date will be issued with Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire on February 19, 2006, unless such expiration date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

              The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, as well as the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on, or a subdivision, recombination or reclassification of, Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for Preferred Shares or convertible securities at less than the then-current per share market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (other than those referred to above).

              The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

              Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but


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         will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

              In the event that any person or group becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of the Right at the then-current exercise price thereof, in lieu of Preferred Shares, that number of Common Shares having a market value of two times the exercise price of the Right. In the event the Company does not have sufficient Common Shares issued but not outstanding, or authorized but unissued, to permit the exercise in full of the Rights, the Company will be required to take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise of the Rights. If, after a good-faith effort, the Company is unable to take all such action, the Company will substitute, for each Common Share that would otherwise be issuable upon exercise of a Right, a number of Preferred Shares (or fraction thereof) with the same market value as such Com-mon Share.

              In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right and in lieu of Preferred Shares, that number of shares of common stock of the acquiring company (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the Right.

              The exercise price of a Right at any date will be equal to the Purchase Price at such date multiplied by the number of one one-hundredths of a Preferred Share for which a Right is exercisable at such date.

              At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.









              The Company, pursuant to approval by the Board of Directors, may redeem the Rights in whole, but not in part, at any time prior to such time as any person or group becomes an Acquiring Person, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the redemption price specified above.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company (or its parent) as set forth above.

              The Rights Agreement may be amended or supplemented by the Company from time to time without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, or to make any other provisions with respect to the Rights which the Company may deem necessary or desirable, provided that, from and after such time as any person or group becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interest of the holders of Rights.

              The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, and each of the amendments thereto, are filed as exhibits hereto and are incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such exhibits.


         ITEM 2.  EXHIBITS.


         Exhibit No.                              Exhibit


         Exhibit 1                     -- Rights Agreement, dated as of
                                          February 19, 1996, between JP
                                          Foodservice, Inc. and The Bank
                                          of New York, as Rights Agent
                                          (the "Rights Agreement")
                                          (incorporated by reference to
                                          Exhibit 1 of the Company's
                                          Registration Statement on Form
                                          8-A dated February 22, 1996).


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         Exhibit No.                              Exhibit

         Exhibit 2                     -- Amendment No. 1 to Rights
                                          Agreement, dated as of May 17,
                                          1996 (incorporated by
                                          reference to Exhibit 10.26 to
                                          Amendment No. 1 to the
                                          Company's Registration State-
                                          ment on Form S-3, Commission
                                          File No. 333-07321).

         Exhibit 3                     -- Amendment No. 2 to Rights
                                          Agreement, dated as of
                                          September 26, 1996 (incorpo-
                                          rated by reference to Exhibit
                                          10.1 to Amendment No. 2 to the
                                          Company's Registration
                                          Statement on Form S-3, Commis-
                                          sion File No. 333-14039).

         Exhibit 4                     -- Amendment No. 3 to Rights
                                          Agreement, dated as of June
                                          30, 1997 (incorporated by
                                          reference to Exhibit 4.1 to
                                          the Company's Current Report
                                          on Form 8-K dated June 30,
                                          1997).

























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                                    SIGNATURE


              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            JP FOODSERVICE, INC.


         Date:  July 22, 1997
                                            By: /s/ David M. Abramson
                                            Name:   David M. Abramson
                                            Title:  Senior Vice President,
                                                       General Counsel &
                                                       Secretary




































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